

July 14, 2014

<u>Via E-mail</u>
Ms. Kathleen E. Redd
Chief Financial Officer
GenCorp Inc.
2001 Aerojet Road
Rancho Cordova, California 95742

>   **RE: GenCorp Inc.**
>   **Form 10-K for the Year Ended November 30, 2013**
>   **Filed February 7, 2014**
>   **Form 10-Q for the Period Ended May 31, 2014**
>   **Filed July 9, 2014**
>   **Responses dated June 24, 2014 and July 2, 2014**
>   **File No. 1-1520**

Dear Ms. Redd:

        We have reviewed your response letters dated June 24, 2014 and July 2, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended November 30, 2013</u>

<u>Notes to the Financial Statements</u>

<u>Note 5. Income Taxes, page 99</u>

  1. We note your response to comment 6 of our letter dated June 10, 2014. Given the loss from continuing operations before income taxes recorded during the year ended November 30, 2013, please help us better understand what consideration was given to ASC 740-20-45-7 in determining the portion of the valuation allowance release that should be reflected in comprehensive income rather than in income from continuing operations.

Form 10-Q for the Period Ended May 31, 2014

Liquidity and Capital Resources, page 48

2. We note that your total liabilities exceed your total assets as of May 31, 2014 and you reported a net decrease in cash and cash equivalents and net cash used by operating activities for the six months ended May 31, 2014. In this regard, please expand your disclosures to discuss your current cash flow management strategies and how the repurchase of stock and early retirement of 4.0625% debt are consistent with these strategies. Please show us in your supplemental response what the revisions will look like in your future filings.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief